File No. 70-9011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

__________________________________________
AMENDMENT NO. 3
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
Cinergy Investments, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of companies filing this statement and address of principal executive offices)

Cinergy Corp.
(Name of top registered holding company parent)
William L. Sheafer
Vice President and Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Cheryl M. Foley                           William T. Baker, Jr.
Vice President, General Counsel           Reid & Priest LLP
and Corporate Secretary                   40 West 57th Street
Cinergy Corp.                             New York, New York
(address above)                           10019

The application-declaration as previously amended is further amended as follows:

1. Item 1.D ("Exempt Projects: Opportunities and Risks") is hereby amended solely to the extent of deleting the second paragraph thereunder in its entirety and replacing that paragraph with the following text:

            "For instance, Cinergy expects that Midlands should contribute to Cinergy's financial strength and continue making a positive contribution to Cinergy's revenues and earnings in the future. Preliminary results bolster this conviction. The Midlands acquisition added 10 cents (based on net income of $15.4 million) to Cinergy's 1996 earnings per share of $2.12. On a pro forma basis, assuming Cinergy had acquired its 50% interest in Midlands on January 1, 1996, Cinergy's earnings from its investment in Midlands would have equated to approximately 18 cents per share for 1996. Earnings from Midlands also helped to make possible an increase in the dividend payable on Cinergy common stock, from $1.72 to $1.80 annualized, which Cinergy's board of directors approved in October 1996./10/"

2.     The following exhibit is filed herewith:

       Exhibit I Cinergy Pro-Forma Capitalization

                             SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: October 22, 1997

                                     CINERGY CORP.

                                      By: /s/William L. Sheafer
                                          Treasurer

                                     CINERGY INVESTMENTS, INC.


                                      By: /s/William L. Sheafer
                                          Treasurer

                           ENDNOTE

/10/ On May 1, 1997, general elections were held in Great Britain which resulted in the Labor Party gaining control of the government. On July 2, 1997, the Labor Government announced a windfall profits tax to be levied against a limited number of British companies including Midlands. The tax was enacted into law during the third quarter of 1997 and, as a result, in that quarter Midlands recorded a charge of 134 million pounds sterling (of which Cinergy's share, based on the exchange rate in effect at the time of enactment, is $109 million or $0.69 per share). Cinergy's share of the tax will be recorded as an extraordinary item in Cinergy's consolidated income statements, commencing with the financial statements filed with Cinergy's quarterly report on Form 10-Q for the third quarter of 1997.